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17004764

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 27 2017 Washington DC 415

SEC FILE NUMBER
8- 40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do [illegible]e P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	NY	10022-6225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chairman & Director

Title

Notary Public

LINA S. KRIVYAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KR6208632
Qualified in New York County
My Commission Expires July 06, 20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schroder Fund Advisors LLC

Statement of Financial Condition
December 31, 2016

Schroder Fund Advisors LLC
Index

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
Schroder Fund Advisors LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors LLC (the "Company") as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2017

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash	$1,949,742
Prepaid regulatory fees	64,246
Accrued income	334,749
Total assets	$2,348,737
Liabilities and member's equity	
Liabilities	
Due to Parent	$534,992
Due to affiliate	110,528
Accrued expenses	49,839
Total liabilities	$695,359
Member's equity	$1,653,378
Total liabilities and member's equity	$2,348,737

The accompanying notes are an integral part of this financial statement.

1. Organization and nature of operations

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and member of the Securities Investor Protection Corporation ("SIPC"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

Cash
Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and these differences could be significant.

Income taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. Its taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. The Company's policy is to accrue income taxes on a separate return basis pursuant to ASC 740, "Accounting for Income Taxes."

The Company has a tax sharing agreement with the Parent and Schroder US Holdings Inc. This agreement generally provides that the Company's income tax expense is determined on a separate company basis, except for intercompany transactions which are eliminated. The Company's operations do not give rise to temporary differences. Accordingly, the Company's tax expense is currently payable.

3. Related party transactions

The Parent acts as the paying agent for the Company and amounts due are accrued and included within 'Due to Parent' on the Statement of Financial Condition. Amounts due from and to related parties are short term in nature and settle on a monthly basis.

Current tax expense determined pursuant to the intercompany tax sharing agreement described in the Accounting Policies section above is settled through the 'Due to affiliate' account.

3. Related party transactions (continued)

The Company has significant transactions with affiliates. The Company's results from operations may not be indicative of the results of operations of a stand alone company.

4. Income taxes

For the year ended December 31, 2016, the Company's effective tax rate was 45.9% (2015: 45.9%). The difference between the Federal statutory rate and the Company's effective rate is attributable to state and local taxes.

Schroder Fund Advisors LLC, a disregarded LLC, is a member of the consolidated group of US companies parented by Schroder US Holdings Inc. Schroder US Holdings Inc. and its subsidiaries have open tax years with the US Internal Revenue Service and New York State from 2013 onwards and with New York City from 2009 onwards. The group is currently under Federal audit for the 2013 tax year and under New York City audit for 2009-2012 tax years.

As of January 1, 2016, the Company did not have any tax, interest or penalties related to uncertain tax positions. There was no significant change to the uncertain tax positions for the year ended December 31, 2016. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2016, the Company had net capital, as defined, of $1,254,383 which was $1,208,026 in excess of its net capital requirement of $46,357, and its ratio of aggregate indebtedness to net capital was 0.554 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently calculable, as this would involve future claims that may be made against the Company that have not occurred.

7. Subsequent events

Management has evaluated the events and transactions that have occurred through February 21, 2017, the date the financial statements were issued, and noted no items requiring adjustment to the financial statements or additional disclosures.